EXHIBIT 99.1

Third Quarter 2022: Increase in Reservations and Multiple International Partnerships Signed

  Sono Motors’ Revenues Six Times Higher Compared to Q2 2022
  21,000 Sion B2C Reservations And 22,000 B2B Pre-Orders, Reflecting In The Aggregate Approx. €1 Billion of Potential Revenues
  Purchase Order Signed With One of the World’s Largest OEMs
  US Tour Generates Broad Interest for Company’s Solar Electric Vehicle, Sion
  Sono Motors Signs Bosch as Service Partner for SEV
  Sono Motors Secures Additional Financing
  Sono Motors Starts Special Community Campaign

MUNICH, Germany, Dec. 08, 2022 (GLOBE NEWSWIRE) -- The solar-mobility OEM Sono Group N.V. (NASDAQ: SEV) (hereafter referred to as “Sono Motors” or the “Company”) today announced its business and financial results for the third quarter of 2022.

“We continued our strong growth in the third quarter of 2022 with revenues six times higher than in Q2 of this year,” as Laurin Hahn, CEO and co-founder of Sono Motors, commented. “We are excited to have achieved 21,000 Sion B2C reservations and 22,000 B2B pre-orders to date, reflecting potential net sales volumes of up to €1 billion, assuming that all reservations and pre-orders result in actual purchases. Importantly, 40% of our total reservations are private customers with an average down-payment of approximately €2,000, evidencing the enthusiasm and excitement our customers have for the Sion. We believe that these numbers demonstrate the continuously rising demand of a solar electric vehicle for the everyday commuter.”

Company Debuts Multiple World Premieres
Sono Motors displayed its complete range of technology and solutions for its three focus industries - buses, electric transporters and refrigerated vehicles - at IAA Transportation, a leading trade fair for the transportation industry. Sono Motors debuted four B2B customer projects, including CHEREAU, Kögel, Wingliner, and Mitsubishi Europe (MTTE).

The Company presented the Solar Bus Kit, a retrofit solution, optimized for the most common 12-meter public transport bus types on the European market, including the Mercedes-Benz Citaro and MAN Lion's City. Sono Motors’ new product underscores the move from prototype projects to a solution contributing to climate protection and the reduction of inner-city greenhouse gas emissions. Bus fleet operators stand to see a potential payback time of approximately 3-4 years, depending on days in operation and fuel prices. The kit was presented to the public for the first time alongside the world premiere of the Sion production design at the “Celebrate the Sun”-Event in July 2022 in Munich, with more than 1,500 guests on site and several thousand participants via livestream.

Solar Customer Base Continues to Increase on International Level
In the third quarter of 2022, the Company’s proprietary solar technology continued to benefit from significant interest, which led to a further increase in customer arrangements. Compared to the third quarter of 2021, the Company signed an additional four letters of intent and 12 purchase orders. Since the end of the third quarter of 2022, Sono Motors received 2 additional purchase orders, resulting in a total of 23 Sono Solar B2B Customer projects as of today.

In addition to the transportation industry customers mentioned above, one of the world’s top global passenger car OEMs signed a purchase order with Sono Motors during the third quarter of 2022. The scope of the order is for the delivery of solar body panels, so that together with Sono Motors, the OEM is able to explore solar integration into their high-volume vehicle production.

Testing and Validation Continues on the Sion Series-Validation Vehicle Fleet
The Company’s engineers have increased the testing and validation of the Sion series-validation vehicles. This extensive testing includes vehicle dynamics testing, advanced electric testing and crash testing, as well as driving on the German Autobahn. Additional testing is planned over the upcoming winter season, which will include endurance testing.

Third Quarter 2022 Financial Highlights

  6x revenue growth in the third quarter of 2022 compared to the second quarter of 2022, resulting in revenue of €138k generated by Sono Solar and Sono Digital.
  Cash and cash equivalents of €33.4m as of 30 September 2022. Current and expected liquidity equals €55m, including €25m of cash and cash equivalents as of 30 November 2022 as well as access to €30m net from a financing arrangement, which we signed with YA II PN, Ltd. (“Yorkville”) on 7 December 2022 (please refer to Recent Financial Developments section).
  Net loss totaled €43.5 million and €0.50 loss per share in the third quarter of 2022 (third quarter of 2021: €18.0 million and €0.29).
  Operational expenses increased mainly due to intensified prototype program and preparation for series-production.

Recent Developments
Sono Solar gained new customers in Scania, a subsidiary of Volkswagen, and LLT, a Swedish public transport authority, in a unique project to test the Solar Bus Kit in real-life conditions in the northern hemisphere. Another debut is the first electric bus, which the Company equipped with its solar technology. As part of the ongoing collaboration with pepper motion GmbH, Sono Motors equipped an electrified Mercedes-Benz Citaro from pepper’s demo fleet with a customized version of the Solar Bus Kit containing 14 semi-flexible solar modules to provide around 1.3 kW peak to the 24-volt system.

Sono Motors and Bosch Automotive Aftermarket Confirm Long-term Partnership
Subsequent to the third quarter of 2022, Sono Motors announced its partnerships with tier one automotive suppliers Bosch and Continental. Bosch Automotive Aftermarket has signed a Europe-wide long-term partnership with Sono Motors, with 50 Bosch Car Services to be initially trained and qualified for maintenance and repair of the Sion during the launch phase, with further European locales to follow during the subsequent rollout. Continental will also be equipping the Sion series-validation vehicles with advanced driver assistance system (ADAS).

Sono Motors Receiving Broad Interest for Its Solar EV in the U.S.
In October 2022, the Company presented a series validation version of the Sion to a U.S. audience for the first time on a tour that spanned the East and West Coast and covered six major cities. The tour was designed to demonstrate solar electric mobility with Sion, the Company’s solar electric vehicle, and gauge interest and enthusiasm for the Company’s potential future expansion into the U.S. market. Sono Motors visited New York, Boston, Detroit, San Francisco, San Jose, and Los Angeles to offer co-rides for hundreds of attendees, including Emmy and Oscar award-winning actress Whoopi Goldberg.

Recent Financial Developments
On 7 December 2022 the Company entered into a securities purchase agreement (“Securities Purchase Agreement”) with Yorkville under which the Company agreed to sell and issue to Yorkville convertible debentures (“Convertible Debentures”) in a gross aggregate principal amount of up to $31.1 million. The Convertible Debentures are convertible into ordinary shares of the Company. The sale of the Convertible Debentures and their conversion are subject to certain conditions and limitations set forth in the Securities Purchase Agreement and the Convertible Debentures.

Also on 7 December 2022, the Company announced it had entered into an at market issuance sales agreement (“ATM Sales Agreement”), with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co. (“agents”). The ATM Sales Agreement provides Sono Motors with the right to sell ordinary shares to the agents at the sole discretion of Sono Motors, subject to certain limitations and conditions. To register potential future sales under the ATM Sales Agreement, the Company filed a shelf registration statement on Form F-3 registering up to $135.0 million of shares that may be sold under ATM Sales Agreement. The issuance and sale, if any, of these shares is subject to the effectiveness of the registration statement. Sono Group N.V. will terminate the ordinary shares purchase agreement (Committed Equity Facility) with Joh. Berenberg, Gossler & Co. KG, entered into on 13 June 2022, once the ATM Sales Agreement is in place and effective.

As part of its multi-step funding strategy, Sono Motors is launching a down-payment campaign for 3,500 Sion, called #saveSion. The hereby gained capital will be invested in taking the Sion through pre-series. The Company will enable existing and potential new customers in 27 European countries to prove with their down payments that the Sion is the solution for them. The campaign will run for 50 days and is Sono Motors’ non-dilutive solution for funding the majority of the Sion capex program. If it does not go as expected, Sono Motors will focus on its proprietary Solar Technology business. This business pillar is significantly less capital intensive – the Company already has all the resources on hand to roll it out. More details regarding the #saveSion campaign will be released directly after the earnings call.

Outlook
Laurin Hahn, CEO and co-founder of Sono Motors: “We have achieved important operational and commercial milestones throughout the year. These include signing promising partnerships in our solar business and presenting our first Sion Series Validation Vehicles. At the same time, high inflation and rising interest rates as central banks seek to curb inflation have resulted in negative sentiment in the financial markets since our IPO, with many tech companies losing between 50% to 90+% of their respective market cap; shares in mobility tech companies have been particularly hard hit.

As a result, financing our capex program through equity has become challenging and highly dilutive for existing shareholders. Given this market backdrop, we are launching a special marketing campaign whereby we will give our customer community the chance to pre-pay the equivalent of 3,500 Sions. Assuming we achieve this goal, the down payments, together with other potentially available funding sources, would be expected to cover the majority of our investment program towards Sion Pre-Series Vehicles production.

In parallel, we have made minor changes to our investment plans that in turn have resulted in a planned pre-series production in 2023 and planned SOP in the first quarter 2024. We will also continue to carefully monitor all our operating expenses. As we are now close to our previously communicated year end 2022 headcount target and in light of the deteriorated capital markets environment, we implemented a hiring freeze from November 2022 onwards. In the interim, we expect to continue to sign new contracts, purchase orders and letters of intent for our proprietary solar technology, which we expect to result in significant revenue growth in the next few quarters.”

Conference Call Information
Sono Motors will host a webcast at 8.00 am Eastern Time (2.00 pm CEST) today, 8 December 2022 to discuss these results. The live audio webcast and supplementary information will be accessible via Sono Motors’ IR website at https://ir.sonomotors.com/. A recording of the webcast will also be subsequently available.

ABOUT SONO MOTORS
Sono Motors (NASDAQ: SEV) is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, has the potential to become the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has approx. 21,000 reservations with advance down-payments for the Sion as of 30 November 2022.

PRESS CONTACT
Christian Scheckenbach | press@sonomotors.com   | www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

DISCLAIMER
The issuance and sale, if any, of ordinary shares by the Company under the ATM Sales Agreement is subject to the effectiveness of the Company's registration statement on Form F-3 (file number 333-268709), filed with the Securities and Exchange Commission on December 7, 2022, which includes a prospectus specifically relating to the offer and sale of ordinary shares by the Company under the ATM Sales Agreement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FINANCIAL RESULTS
(amounts in thousands, except share and per share data)

INCOME STATEMENT

€k	Q3 2022	Q3 2021	YTD Q3 2022	YTD Q3 2021
Revenue	138	-	180	-
Cost of sales	(143)	-	(285)	-
Gross loss	(5)	-	(105)	-
Cost of research and development	(36,008)	(14,331)	(89,153)	(27,156)
Selling and distribution costs	(1,353)	(678)	(2,380)	(2,303)
General and administrative expenses	(5,814)	(2,189)	(13,334)	(9,862)
Other operating income/expenses	193	(74)	1,951	297
Impairment loss on financial assets	2	2	6	-
Operating income (loss)	(42,985)	(17,270)	(103,015)	(39,024)
Interest and similar income	-	-	-	-
Interest and similar expense	(532)	(750)	(1,455)	(3,395)
INCOME (LOSS) BEFORE TAX	(43,517)	(18,020)	(104,470)	(42,419)
Tax on income and earnings	-	(18)	-	(60)
Income (loss) after tax	(43,517)	(18,038)	(104,470)	(42,479)
Income (loss) for the period	(43,517)	(18,038)	(104,470)	(42,479)
Other comprehensive income (loss)	-	138	-	74
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(43,517)	(17,900)	(104,470)	(42,405)
Earnings per shares for income (loss) attributable to the ordinary equity holders of the company:
BASIC/DILUTED EARNINGS (LOSS) PER SHARE IN EUR	(0.50 / 0.50	(0.29 / 0.29)	(1.30 / 1.30	(0.69 / 0.69)

BALANCE SHEET

€k	Q3 2022	FY 2021
ASSETS
Intangible assets	189	206
Property, plant, and equipment	42,490	1,484
Right-of-use assets	3,621	3,018
Other financial assets	148	91
Other non-financial assets	73	89
Noncurrent assets	46,521	4,888
Work in progress	106	-
Other financial assets	1,525	6,233
Other non-financial assets	22,354	3,236
Cash and cash equivalents	33,365	132,939
Current assets	57,350	142,408
TOTAL ASSETS	103,871	147,296

EQUITY AND LIABILITIES
Subscribed capital	9,592	8,735
Capital reserve	270,719	221,785
Accumulated deficit	(251,550)	(147,081)
Equity	28,761	83,439
Advance payments received from customers	48,303	44,756
Financial liabilities	6,788	6,353
Other non-financial liabilities	469	-
Noncurrent liabilities	55,560	51,109
Financial liabilities	820	472
Trade and other payables	15,957	7,867
Other liabilities	2,320	2,207
Provisions	453	2,202
Current liabilities	19,550	12,748
TOTAL EQUITY AND LIABILITIES	103,871	147,296

CASH FLOW STATEMENT

€k	YTD Q3 2022	YTD Q3 2021
Loss for the period	(104,470)	(42,479)
Adjustments for:
Depreciation of property, plant and equipment	198	79
Depreciation of right-of-use assets	392	299
Amortization of intangible assets	53	18
Impairment of property, plant and equipment	-	1,965
Expenses(+) for share-based payment transactions	1,785	1,574
Other non-cash expenses(+)/income(-)	(1,707)	74
Other interest and similar income	-	-
Interest and other expenses	1,455	3,395
Movements in provisions	(1,749)	(57)
Decrease(+)/increase(-) in trade receivables and other assets	(14,566)	(4,397)
Increase(+)/decrease(-) in trade and other payables	7,019	6,681
Increase(+)/decrease(-) in advance payments received from customers	2,329	2,235
Interest paid	(97)	(206)
Net cash flows from operating activities	(109,358)	(30,819)
Purchase of intangible assets	(36)	(102)
Purchase of property, plant and equipment	(39,867)	(1,203)
Net cash flows from investing activities	(39,903)	(1,305)
Transaction costs on issue of shares	(1,310)	(17)
Proceeds from issues of shares	49,316	1,500
Repayments of borrowings	-	(794)
Payment of principal portion of lease liabilities	(357)	(272)
Net cash flow from financing activities	47,649	417
Net increase (decrease) in cash and cash equivalents	(101,612)	(31,707)
Effect of currency translation on cash and cash equivalents	2,038	-
Cash and cash equivalents at the beginning of the financial year	132,939	43,264
Cash and cash equivalents at the end of the financial year	33,365	11,557